Exhibit 99.1

GFL Environmental Inc.

Unaudited Interim Condensed

Consolidated Financial Statements

For the three and nine months ended September 30, 2024

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(In millions of dollars except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2024	2023	2024	2023
Revenue	10	$2,014.7	$1,890.0	$5,876.1	$5,632.7
Expenses
Cost of sales		1,604.5	1,526.8	4,769.9	4,672.0
Selling, general and administrative expenses		236.2	234.7	765.5	683.4
Interest and other finance costs	8	169.8	137.2	509.7	466.7
Gain on sale of property and equipment		(2.4)	(6.7)	(4.3)	(13.1)
(Gain) loss on foreign exchange		(68.1)	46.9	12.2	(4.6)
Mark-to-market loss on Purchase Contracts		—	—	—	104.3
Loss (gain) on divestiture	17	0.5	—	494.6	(580.5)
Other		(25.1)	(15.2)	(26.0)	(17.5)
		1,915.4	1,923.7	6,521.6	5,310.7
Share of net income (loss) of investments accounted for using the equity method		31.8	34.0	16.9	(48.9)
Income (loss) before income taxes		131.1	0.3	(628.6)	273.1
Current income tax expense		29.8	18.1	93.0	367.5
Deferred tax recovery		(9.3)	(36.1)	(183.4)	(188.7)
Income tax expense (recovery)		20.5	(18.0)	(90.4)	178.8
Net income (loss)		110.6	18.3	(538.2)	94.3
Less: Net income (loss) attributable to non-controlling interests		0.2	(3.8)	(4.6)	(3.3)
Net income (loss) attributable to GFL Environmental Inc.		110.4	22.1	(533.6)	97.6

Items that may be subsequently reclassified to net income (loss)
Currency translation adjustment		(86.2)	119.4	115.1	(42.4)
Reclassification to net income (loss) of fair value movements on cash flow hedges, net of tax		(5.7)	—	(5.7)	—
Fair value movements on cash flow hedges, net of tax		2.1	10.7	(12.6)	25.6
Share of other comprehensive loss of investments accounted for using the equity method		—	—	(1.2)	(0.4)
Reclassification to net income (loss) of foreign currency differences on divestitures		—	—	(26.5)	22.5
Other comprehensive (loss) income		(89.8)	130.1	69.1	5.3
Total comprehensive income (loss)		20.8	148.4	(469.1)	99.6
Less: Total comprehensive loss attributable to non-controlling interests		(2.7)	(4.5)	—	(4.3)
Total comprehensive income (loss) attributable to GFL Environmental Inc.		$23.5	$152.9	$(469.1)	$103.9

Basic income (loss) per share	9	$0.24	$—	$(1.59)	$0.08
Diluted income (loss) per share	9	$0.23	$—	$(1.59)	$0.08

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of dollars)

	Notes	September 30, 2024	December 31, 2023
Assets
Cash		$99.5	$135.7
Trade and other receivables, net		1,216.6	1,080.0
Income taxes recoverable		8.8	47.7
Prepaid expenses and other assets		281.3	221.6
Current assets		1,606.2	1,485.0

Property and equipment, net	4	7,358.7	6,980.7
Intangible assets, net	5	2,846.8	3,056.3
Investments accounted for using the equity method	3	335.5	319.0
Other long-term assets		108.8	82.9
Deferred income tax assets		155.3	64.8
Goodwill	5	7,727.3	7,890.5
Non-current assets		18,532.4	18,394.2
Total assets		$20,138.6	$19,879.2

Liabilities
Accounts payable and accrued liabilities		1,598.8	1,679.1
Long-term debt	7	1,031.1	9.7
Lease obligations		66.5	59.6
Due to related party	16	2.9	5.8
Landfill closure and post-closure obligations	6	59.2	56.2
Current liabilities		2,758.5	1,810.4

Long-term debt	7	8,493.8	8,827.2
Lease obligations		422.8	383.4
Other long-term liabilities		40.0	39.1
Due to related party	16	—	2.9
Deferred income tax liabilities		444.7	534.0
Landfill closure and post-closure obligations	6	973.6	896.0
Non-current liabilities		10,374.9	10,682.6
Total liabilities		13,133.4	12,493.0

Shareholders’ equity
Share capital		9,938.0	9,835.1
Contributed surplus		137.2	149.5
Deficit		(3,376.9)	(2,822.6)
Accumulated other comprehensive income		79.6	15.1
Total GFL Environmental Inc.’s shareholders’ equity		6,777.9	7,177.1
Non-controlling interests		227.3	209.1
Total shareholders’ equity		7,005.2	7,386.2
Total liabilities and shareholders’ equity		$20,138.6	$19,879.2

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of dollars except per share amounts)

			GFL Environmental Inc.’s Shareholders’ Equity
	Notes	Share capital - # of shares	Share capital	Contributed surplus	Deficit	Cash flow hedges, net of tax	Currency translation	Total equity attributable to shareholders	Non- controlling interests	Total shareholders’ equity
Balance, December 31, 2022		380,211,030	$8,640.3	$109.6	$(2,843.0)	$(52.1)	$182.4	$6,037.2	$6.9	$6,044.1
Net income and comprehensive income		—	—	—	97.6	25.6	(19.3)	103.9	(4.3)	99.6
Dividends issued and paid		—	—	—	(18.5)	—	—	(18.5)	—	(18.5)
Non-controlling interests measured upon acquisition of subsidiary		—	—	—	—	—	—	—	213.3	213.3
Contribution from non-controlling interests		—	—	—	—	—	—	—	8.1	8.1
Cancelled shares		(260)	—	—	—	—	—	—	—	—
Share capital issued on settlement of RSUs		875,897	36.2	(36.2)	—	—	—	—	—	—
Share capital issued on TEU conversion		25,666,465	1,109.9	—	—	—	—	1,109.9	—	1,109.9
Share-based payments	12	—	—	56.7	—	—	—	56.7	—	56.7
Balance, September 30, 2023		406,753,132	$9,786.4	$130.1	$(2,763.9)	$(26.5)	$163.1	$7,289.2	$224.0	$7,513.2

Balance, December 31, 2023		407,931,017	$9,835.1	$149.5	$(2,822.6)	$(23.6)	$38.7	$7,177.1	$209.1	$7,386.2
Net loss and comprehensive loss		—	—	—	(533.6)	(18.3)	82.8	(469.1)	—	(469.1)
Dividends issued and paid		—	—	—	(20.7)	—	—	(20.7)	—	(20.7)
Contribution from non-controlling interests		—	—	—	—	—	—	—	18.2	18.2
Cancelled shares	12	(531)	—	—	—	—	—	—	—	—
Share capital issued on exercise of share options	12	119,003	0.8	(0.8)	—	—	—	—	—	—
Share capital issued on settlement of RSUs	12	2,288,141	102.1	(102.1)	—	—	—	—	—	—
Share capital issued on conversion of preferred shares		1,644,022	—	—	—	—	—	—	—	—
Share-based payments	12	—	—	90.6	—	—	—	90.6	—	90.6
Balance, September 30, 2024		411,981,652	$9,938.0	$137.2	$(3,376.9)	$(41.9)	$121.5	$6,777.9	$227.3	$7,005.2

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2024	2023	2024	2023
Operating activities
Net income (loss)		$110.6	$18.3	$(538.2)	$94.3
Adjustments for non-cash items
Depreciation of property and equipment	4	289.0	242.3	831.3	719.9
Amortization of intangible assets	5	110.9	106.9	330.2	379.7
Share of net (income) loss of investments accounted for using the equity method	3	(31.8)	(34.0)	(16.9)	48.9
Loss (gain) on divestiture	17	0.5	—	494.6	(580.5)
Other		(25.1)	(15.2)	(26.0)	(17.5)
Interest and other finance costs	8	169.8	137.2	509.7	466.7
Share-based payments	12	18.0	26.5	90.6	56.7
(Gain) loss on unrealized foreign exchange on long-term debt and TEUs		(68.1)	47.2	12.0	(3.5)
Gain on sale of property and equipment		(2.4)	(6.7)	(4.3)	(13.1)
Mark-to-market loss on Purchase Contracts		—	—	—	104.3
Current income tax expense		29.8	18.1	93.0	367.5
Deferred tax recovery		(9.3)	(36.1)	(183.4)	(188.7)
Interest paid in cash on Amortizing Notes component of TEUs		—	—	—	(0.2)
Interest paid in cash, excluding interest paid on Amortizing Notes		(164.3)	(134.8)	(393.2)	(411.5)
Income taxes paid in cash, net		(29.3)	(250.9)	(35.8)	(261.8)
Changes in non-cash working capital items	13	(38.4)	12.9	(168.3)	(169.6)
Landfill closure and post-closure expenditures	6	(12.8)	(5.9)	(20.4)	(12.6)
		347.1	125.8	974.9	579.0
Investing activities
Purchase of property and equipment		(281.1)	(276.3)	(875.8)	(823.6)
Proceeds on disposal of assets and other		32.5	30.6	40.5	51.0
Proceeds from divestitures		—	—	69.5	1,645.9
Business acquisitions and investments, net of cash acquired	3	(62.1)	(392.3)	(613.5)	(674.7)
Distribution received from joint ventures		1.1	—	9.4	—
		(309.6)	(638.0)	(1,369.9)	198.6
Financing activities
Repayment of lease obligations		(41.0)	(30.8)	(103.3)	(69.4)
Issuance of long-term debt		430.2	1,069.0	2,490.9	3,032.1
Repayment of long-term debt		(453.2)	(412.2)	(1,964.0)	(3,597.1)
Proceeds from termination of hedged arrangements		—	—	—	17.3
Payment for termination of hedged arrangements		—	—	(6.4)	—
Payment of contingent purchase consideration and holdbacks	3	(9.1)	(0.6)	(28.6)	(4.6)
Repayment of Amortizing Notes		—	—	—	(15.7)
Dividends issued and paid		(7.2)	(6.4)	(20.7)	(18.5)
Payment of financing costs		(8.8)	(11.2)	(17.5)	(26.2)
Repayment of loan to related party	16	(2.9)	(2.9)	(5.8)	(9.3)
Contribution from non-controlling interests		18.2	—	18.2	8.1
		(73.8)	604.9	362.8	(683.3)

(Decrease) increase in cash		(36.3)	92.7	(32.2)	94.3
Changes due to foreign exchange revaluation of cash		1.6	(0.7)	(4.0)	(2.2)
Cash, beginning of period		134.2	82.2	135.7	82.1
Cash, end of period		$99.5	$174.2	$99.5	$174.2

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

1.	REPORTING ENTITY

GFL Environmental Inc. (“GFL” or the “Company”) was formed on March 5, 2020 under the laws of the Province of Ontario. GFL’s subordinate voting shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “GFL”.

GFL is in the business of providing non-hazardous solid waste management and environmental services. These services are provided through GFL and its subsidiaries and a network of facilities across Canada and the United States. GFL’s registered office is Suite 500, 100 New Park Place, Vaughan, ON, L4K 0H9.

These unaudited interim condensed consolidated financial statements (the “Interim Financial Statements”) include the accounts of GFL and its subsidiaries as at September 30, 2024.

The Board of Directors approved the Interim Financial Statements on November 6, 2024.

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

Statement of compliance

The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, within the framework of International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Interim Financial Statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with GFL’s annual consolidated financial statements for the year ended December 31, 2023 (the “Annual Financial Statements”).

Basis of measurement

The Interim Financial Statements were prepared on the historical cost basis except for certain financial instruments that are measured at fair value at the end of the reporting period as detailed in the Annual Financial Statements.

Presentation and functional currency

The Interim Financial Statements are presented in Canadian dollars which is GFL’s functional currency.

Use of estimates and judgments

The preparation of the Interim Financial Statements requires management to make estimates and use judgment that affect the reported amounts of revenue, expenses, assets, liabilities and accompanying disclosures. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the Interim Financial Statements are described in the Annual Financial Statements.

Accounting policies

The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the Annual Financial Statements.

Reclassification of prior period presentation

Certain operating segment and line of business information reported in prior periods have been reclassified for consistency with the current period presentation. These immaterial reclassifications had no effect on the reported consolidated results of operations. Refer to Note 10 and Note 11.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

New and amended standards adopted

A number of amended standards became applicable for the current reporting period. GFL was not required to change its accounting policies or make retrospective adjustments as a result of adopting the applicable amended standards.

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The standards applicable to GFL are not expected to have a material impact on these Interim Financial Statements.

3.	BUSINESS COMBINATIONS AND INVESTMENTS

For the nine months ended September 30, 2024, GFL acquired 9 businesses, each of which GFL considers to be individually immaterial.

The following table presents the purchase price allocation based on the best information available to GFL to date:

	Three months ended September 30, 2024	Nine months ended September 30, 2024
Net working capital, including cash acquired of $5.5 million and $8.7 million, respectively	$5.0	$5.7
Property and equipment	9.4	363.5
Intangible assets	24.9	92.8
Goodwill	8.4	117.9
Lease obligations	(0.3)	(0.3)
Other long-term liabilities	—	(2.5)
Landfill closure and post-closure obligations	—	(16.4)
Net assets acquired	$47.4	$560.7

Cash paid	$47.4	$560.7
Total consideration	$47.4	$560.7

In addition to the cash consideration noted above, during the three and nine months ended September 30, 2024, GFL paid $9.1 million and $28.6 million respectively, in additional consideration related to acquisitions from prior years.

GFL finalizes purchase price allocations relating to acquisitions within 12 months of the respective acquisition dates and, as a result, there may be differences between the provisional estimates reflected above and the final acquisition accounting. During the nine months ended September 30, 2024, GFL finalized the purchase price allocations for certain acquisitions resulting in a decrease in net working capital of $3.1 million, a decrease in property and equipment of $14.1 million, a decrease in intangible assets of $3.1 million, an increase in lease obligations of $2.6 million, a decrease in deferred income tax liabilities of $1.8 million and an increase in goodwill of $21.1 million.

All of the goodwill acquired during the three and nine months ended September 30, 2024 ($88.4 million and $122.3 million during the three and nine months ended September 30, 2023) is expected to be deductible for tax purposes.

Since the respective acquisition dates, revenue and income before income taxes of approximately $53.1 million and $17.8 million, respectively, attributable to the 2024 acquisitions, are included in these Interim Financial Statements.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Pro forma results of operations

If the 2024 acquisitions had occurred on January 1, 2024, the unaudited consolidated pro forma revenue and loss before income taxes for the nine months ended September 30, 2024 would have been $5,906.4 million and $620.4 million, respectively. The pro forma results do not purport to be indicative of the results of operations which would have resulted had the acquisitions occurred at the beginning of the year, nor are they necessarily indicative of future operating results.

Investments in Associates

As at September 30, 2024, GFL held investments in associates of $218.3 million ($229.1 million as at December 31, 2023). GFL considers each associate to be individually immaterial. GFL has accounted for these investments in associates using the equity method.

For the three and nine months ended September 30, 2024, GFL’s share of income (loss) from associates was $12.8 million and $(9.6) million ($35.5 million and $(47.3) million for the three and nine months ended September 30, 2023). For the three and nine months ended September 30, 2024, GFL’s share of total comprehensive income (loss) from associates was $12.8 million and $(10.8) million ($35.5 million and $(47.7) million for the three and nine months ended September 30, 2023).

Investments in Joint Ventures

GFL has invested in certain renewable natural gas (“RNG”) projects through joint ventures. During the three and nine months ended September 30, 2024, GFL made contributions of $8.5 million and $23.7 million ($8.8 million and $27.3 million for the three and nine months ended September 30, 2023) to RNG joint ventures. As at September 30, 2024, GFL held investments in RNG joint ventures of $117.2 million ($89.9 million as at December 31, 2023). GFL considers each joint venture to be individually immaterial. GFL has accounted for these investments in joint ventures using the equity method.

For the three and nine months ended September 30, 2024, GFL’s share of income and total comprehensive income (loss) from joint ventures was $19.0 million and $26.5 million ($(1.5) million and $(1.6) million for the three and nine months ended September 30, 2023).

GFL has also invested in other sustainability projects with strategic partners to construct anaerobic biodigesters. During the three and nine months ended September 30, 2024, GFL advanced a loan of $9.2 million and $27.9 million ($9.9 million and $12.3 million for the three and nine months ended September 30, 2023) to these sustainability projects.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

4.	PROPERTY AND EQUIPMENT

The following table presents the changes in cost and accumulated depreciation of GFL’s property and equipment for the periods indicated:

	Land, buildings and improvements	Landfills	Vehicles	Machinery and equipment	Assets under development	Containers	Right-of- use assets	Total
Cost
Balance, December 31, 2023	$1,812.2	$3,077.6	$2,806.8	$1,301.9	$148.7	$852.9	$562.2	$10,562.3
Additions	41.5	176.4	261.8	118.2	164.5	64.4	97.7	924.5
Acquisitions via business combinations	43.9	258.7	29.0	25.3	—	6.3	0.3	363.5
Adjustments for prior year acquisitions	(3.1)	6.4	(4.5)	(14.6)	(3.5)	(0.3)	2.6	(17.0)
Adjustments for asset retirement obligations	—	(20.9)	—	—	—	—	—	(20.9)
Disposals	(1.1)	(9.3)	(233.4)	(60.9)	(2.9)	(63.7)	(7.8)	(379.1)
Transfers	52.3	(2.1)	2.2	45.1	(94.7)	1.0	(3.8)	—
Changes in foreign exchange	20.4	54.7	37.9	12.5	0.9	15.7	3.2	145.3
Balance, September 30, 2024	1,966.1	3,541.5	2,899.8	1,427.5	213.0	876.3	654.4	11,578.6

Accumulated depreciation
Balance, December 31, 2023	224.2	1,045.3	1,134.0	599.8	—	354.2	224.1	3,581.6
Depreciation	63.2	229.8	215.7	152.5	—	94.3	71.5	827.0
Disposals	(0.1)	(1.5)	(140.4)	(58.6)	—	(32.8)	(4.0)	(237.4)
Changes in foreign exchange	2.4	18.5	15.3	5.5	—	6.3	0.7	48.7
Balance, September 30, 2024	289.7	1,292.1	1,224.6	699.2	—	422.0	292.3	4,219.9

Carrying amounts
At December 31, 2023	$1,588.0	$2,032.3	$1,672.8	$702.1	$148.7	$498.7	$338.1	$6,980.7
At September 30, 2024	$1,676.4	$2,249.4	$1,675.2	$728.3	$213.0	$454.3	$362.1	$7,358.7

For the three and nine months ended September 30, 2024, total depreciation of property and equipment was $289.0 million and $831.3 million ($242.3 million and $719.9 million for the three and nine months ended September 30, 2023). Of the total depreciation for the three and nine months ended September 30, 2024, $281.3 million and $808.7 million were included in cost of sales ($236.1 million and $700.2 million for the three and nine months ended September 30, 2023) and $7.7 million and $22.6 million were included in selling, general and administrative expenses ($6.2 million and $19.7 million for the three and nine months ended September 30, 2023).

Depreciation of property and equipment of $831.3 million for the nine months ended September 30, 2024 ($719.9 million for the nine months ended September 30, 2023) as presented in the statement of cash flows was comprised of depreciation of $827.0 million ($715.1 million for the nine months ended September 30, 2023) shown in the table above and depreciation of $4.3 million ($4.8 million for the nine months ended September 30, 2023) due to the difference between the asset retirement obligation (“ARO”) calculated using the credit-adjusted, risk-free discount rate required for measurement of the ARO through purchase accounting, compared to the risk-free discount rate required for annual valuations.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

5.	GOODWILL AND INTANGIBLE ASSETS

The following table presents the changes in cost and accumulated amortization of GFL’s goodwill and intangible assets for the periods indicated:

	Goodwill	Indefinite life C of A	Customer lists and municipal contracts	Trade name, definite life C of A and other licenses	Non-compete agreements	Total
Cost
Balance, December 31, 2023	$7,890.5	$861.0	$3,674.1	$143.5	$520.8	$13,089.9
Acquisitions via business combinations	117.9	11.1	51.3	0.2	30.2	210.7
Adjustments for prior year acquisitions	30.2	—	(1.7)	—	(7.5)	21.0
Other	—	—	9.9	—	—	9.9
Disposals	(415.7)	—	(86.8)	—	—	(502.5)
Changes in foreign exchange	104.4	1.8	35.2	2.5	7.4	151.3
Balance, September 30, 2024	7,727.3	873.9	3,682.0	146.2	550.9	12,980.3

Accumulated amortization
Balance, December 31, 2023	—	—	1,759.5	38.7	344.9	2,143.1
Amortization	—	—	260.6	7.1	62.5	330.2
Disposals	—	—	(86.8)	—	—	(86.8)
Changes in foreign exchange	—	—	14.6	0.5	4.6	19.7
Balance, September 30, 2024	—	—	1,947.9	46.3	412.0	2,406.2

Carrying amounts
At December 31, 2023	$7,890.5	$861.0	$1,914.6	$104.8	$175.9	$10,946.8
At September 30, 2024	$7,727.3	$873.9	$1,734.1	$99.9	$138.9	$10,574.1

All intangible asset amortization expense is included in cost of sales.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

6.	LANDFILL CLOSURE AND POST-CLOSURE OBLIGATIONS

The following table presents GFL’s landfill closure and post-closure obligations for the periods indicated:

Balance, December 31, 2023	$952.2
Acquisitions via business combinations	16.4
Disposals	(1.2)
Provisions	59.0
Adjustment for discount and inflation rates	(20.9)
Accretion	30.7
Expenditures	(20.4)
Changes in foreign exchange	17.0
Balance, September 30, 2024	1,032.8
Less: Current portion of landfill closure and post-closure obligations	(59.2)
Non-current portion of landfill closure and post-closure obligations	$973.6

The maturation of GFL’s landfill closure and post-closure obligations has not materially changed since December 31, 2023.

Funded landfill post-closure assets

GFL is required to deposit funds into trusts to settle post-closure obligations for landfills in certain jurisdictions. As at September 30, 2024, included in other long-term assets are funded landfill post-closure obligations, representing the fair value of legally restricted assets, totaling $30.7 million ($28.3 million as at December 31, 2023).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

7.	LONG-TERM DEBT

The following table presents GFL’s long-term debt for the periods indicated:

	September 30, 2024	December 31, 2023
Revolving credit facility	$681.1	$184.9
Term Loan B Facility	978.7	961.8
Notes(1)
4.250% USD senior secured notes (“4.250% 2025 Secured Notes”)(2)	—	661.3
3.750% USD senior secured notes (“3.750% 2025 Secured Notes”)(3)	1,012.4	992.0
5.125% USD senior secured notes (“5.125% 2026 Secured Notes”)(4)	675.0	661.3
3.500% USD senior secured notes (“3.500% 2028 Secured Notes”)(5)	1,012.4	992.0
6.750% USD senior secured notes (“6.750% 2031 Secured Notes”)(6)	1,349.9	1,322.6
4.000% USD senior notes (“4.000% 2028 Notes”)(7)	1,012.4	992.0
4.750% USD senior notes (“4.750% 2029 Notes”)(8)	1,012.4	992.0
4.375% USD senior notes (“4.375% 2029 Notes”)(9)	742.4	727.4
6.625% USD senior notes (“6.625% 2032 Notes”)(10)	675.0	—
Other	396.8	347.3
Subtotal	9,548.5	8,834.6
Discount	(7.8)	(9.6)
Derivative liability	63.9	90.9
Deferred finance costs	(79.7)	(79.0)
Total long-term debt	9,524.9	8,836.9
Less: Current portion of long-term debt	(1,031.1)	(9.7)
Non-current portion of long-term debt	$8,493.8	$8,827.2

Total long-term debt	9,524.9	8,836.9
Less: Derivative asset	(17.6)	(20.0)
Total long-term debt, net of derivative asset	$9,507.3	$8,816.9

(1)	Refer to Note 14 for additional information on the hedging arrangements related to the Notes.
(2)	Prior to their redemption on June 17, 2024, the 4.250% 2025 Secured Notes bore interest semi-annually which commenced on December 1, 2020.
(3)	The 3.750% 2025 Secured Notes bear interest semi-annually which commenced on February 1, 2021 with principal maturing on August 1, 2025.
(4)	The 5.125% 2026 Secured Notes bear interest semi-annually which commenced on December 15, 2019 with principal maturing on December 15, 2026.
(5)	The 3.500% 2028 Secured Notes bear interest semi-annually which commenced on September 1, 2021 with principal maturing on September 1, 2028.
(6)	The 6.750% 2031 Secured Notes bear interest semi-annually which commenced on January 15, 2024 with principal maturing on January 15, 2031.
(7)	The 4.000% 2028 Notes are comprised of US$500.0 million of initial notes and US$250.0 million of additional notes. The initial notes and additional notes bear interest semi-annually which commenced on February 1, 2021 and February 1, 2022, respectively. The total principal matures on August 1, 2028.
(8)	The 4.750% 2029 Notes bear interest semi-annually which commenced on December 15, 2021 with principal maturing on June 15, 2029.
(9)	The 4.375% 2029 Notes bear interest semi-annually which commenced on February 15, 2022 with principal maturing on August 15, 2029.
(10)	The 6.625% 2032 Notes bear interest semi-annually commencing on October 1, 2024 with principal maturing on April 1, 2032.

Notes

On June 17, 2024, GFL issued the 6.625% 2032 Notes. Concurrent with the issuance, GFL entered into a cross-currency interest rate swap for US$500.0 million to manage its currency risk. GFL used the net proceeds of the issuance to fund the redemption of the entire US$500.0 million outstanding aggregate principal amount, related fees, premiums and accrued interest on the 4.250% 2025 Secured Notes. GFL also terminated the cross-currency interest rate swap on the 4.250% 2025 Secured Notes and the 4.750% 2029 Notes. A loss on termination of hedged arrangements of $17.2 million and write off of deferred finance costs of $1.6 million were recognized in interest and other finance costs.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Revolving credit facility and term loan facility

Under the amended and restated revolving credit agreement dated as of June 4, 2024 (the “Revolving Credit Agreement”), GFL has access to a $1,205.0 million revolving credit facility (available in Canadian and US dollars) and an aggregate US$75.0 million in revolving credit facilities (available in US dollars) (collectively, the “Revolving Credit Facility”). The Revolving Credit Facility matures on September 27, 2026 and accrues interest at a rate of SOFR/CORRA plus 1.500% to 2.250% plus CORRA adjustment or Canadian/US prime plus 0.500% to 1.250%. The Revolving Credit Facility is secured by mortgages on certain properties, a general security agreement over all of the assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries.

The Revolving Credit Agreement contains a Total Net Funded Debt to Adjusted EBITDA and an Interest Coverage Ratio (each as defined in the Revolving Credit Agreement) financial maintenance covenant.

The Total Net Funded Debt to Adjusted EBITDA ratio to be maintained is equal to or less than 6.00 to 1.00 for a period of four complete fiscal quarters following completion of a Material Acquisition and at all other times, equal to or less than 5.75 to 1.00. The Interest Coverage Ratio must be equal to or greater than 3.00 to 1.00. As at September 30, 2024 and December 31, 2023, GFL was in compliance with these covenants.

GFL has a term loan B facility (the “Term Loan B Facility”) that matures on July 3, 2031 with a borrowing rate of SOFR (with a floor rate at 0.500%) plus 2.000% or US prime plus 1.000%. The Term Loan B Facility is secured by mortgages on certain properties, a general security agreement over all the assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries.

Other

Included in other is the following long term debt: (a) promissory notes with an aggregate principal amount of US$50.0 million that mature on June 14, 2027 and bear interest at a rate of 5.000% per annum, payable quarterly; (b) a term loan of US$12.5 million (of which US$6.1 million was drawn as at September 30, 2024 and all of which was drawn at December 31, 2023) and a US$15.0 million revolving credit facility (of which $nil was drawn as at September 30, 2024 and December 31, 2023) that mature on September 21, 2025 and have a borrowing rate of base or BSBY rate plus 1.500% to 3.500%; and (c) a term loan of US$170.0 million (all of which was drawn as at September 30, 2024 and December 31, 2023) and a US$100.0 million revolving credit facility (of which US$67.3 million was drawn as at September 30, 2024 and US$29.3 million was drawn as at December 31, 2023) that mature on August 31, 2028 and have a borrowing rate of base or SOFR adjusted rate plus a spread between 2.00% and 3.25%.

8.	INTEREST AND OTHER FINANCE COSTS

The following table presents GFL’s interest and other finance costs for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Interest	$147.5	$116.4	$430.2	$395.5
Termination of hedged arrangements	—	—	17.2	8.7
Amortization of deferred financing costs	5.1	4.3	17.1	13.6
Accretion of landfill closure and post-closure obligations	11.1	8.9	30.8	25.3
Other finance costs	6.1	7.6	14.4	23.6
Interest and other finance costs	$169.8	$137.2	$509.7	$466.7

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

9.	INCOME (LOSS) PER SHARE

The following table presents GFL’s income (loss) per share for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Net income (loss) attributable to GFL Environmental Inc.	$110.4	$22.1	$(533.6)	$97.6

Less:
Amounts attributable to preferred shareholders	20.4	22.5	66.2	67.8
Adjusted net income (loss)	90.0	(0.4)	(599.8)	29.8
Effect of dilutive instruments	—	—	—	—
Adjusted net income (loss) for diluted income per share	$90.0	$(0.4)	$(599.8)	$29.8

Weighted and diluted weighted average number of shares outstanding	380,144,960	369,556,706	376,589,863	369,320,689
Effect of dilutive instruments	5,176,464	—	—	2,686,903
Diluted weighted average number of shares outstanding	385,321,424	369,556,706	376,589,863	372,007,592

Basic income (loss) per share	$0.24	$—	$(1.59)	$0.08
Diluted income (loss) per share	$0.23	$—	$(1.59)	$0.08

Diluted loss per share excludes anti-dilutive effects of time-based share options, RSUs (defined below) and Preferred Shares (defined below).

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

10.	REVENUE

The following table presents GFL’s revenue disaggregated by service type for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023(1)	2024	2023(2)
Residential	$342.0	$367.2	$1,096.9	$1,160.2
Commercial/industrial	720.4	673.6	2,126.3	2,053.2
Total collection	1,062.4	1,040.8	3,223.2	3,213.4
Landfill	284.5	244.3	794.0	695.9
Transfer	218.3	194.3	611.5	561.6
Material recovery	128.4	78.3	331.5	245.2
Other	74.5	85.2	226.3	235.3
Solid Waste	1,768.1	1,642.9	5,186.5	4,951.4
Environmental Services	508.7	491.9	1,451.2	1,385.3
Intercompany revenue	(262.1)	(244.8)	(761.6)	(704.0)
Revenue	$2,014.7	$1,890.0	$5,876.1	$5,632.7

(1)	Includes reclassification of (i) $60.8 million into Environmental Services comprised of $40.1 million from Commercial/industrial and $20.7 million from Other and (ii) $1.8 million into Material recovery from Other.
(2)	Includes reclassification of (i) $177.2 million into Environmental Services comprised of $108.8 million from Commercial/industrial and $68.4 million from Other and (ii) $2.7 million into Material recovery from Other.

11.	OPERATING SEGMENTS

The following tables present GFL’s revenue and Adjusted EBITDA by operating segment for the periods indicated. Gross revenue is calculated based on revenue before intercompany revenue eliminations.

	Three months ended September 30, 2024
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Solid Waste
Canada	$580.5	$(72.4)	$508.1	$164.0
USA	1,187.6	(141.5)	1,046.1	377.2
Solid Waste	1,768.1	(213.9)	1,554.2	541.2
Environmental Services	508.7	(48.2)	460.5	148.1
Corporate	—	—	—	(63.4)
	$2,276.8	$(262.1)	$2,014.7	$625.9

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

	Three months ended September 30, 2023
	Gross Revenue(1)	Intercompany Revenue(2)	Revenue(3)	Adjusted EBITDA(4)
Solid Waste
Canada	$530.0	$(69.5)	$460.5	$129.9
USA	1,112.9	(130.4)	982.5	322.9
Solid Waste	1,642.9	(199.9)	1,443.0	452.8
Environmental Services	491.9	(44.9)	447.0	138.9
Corporate	—	—	—	(61.4)
	$2,134.8	$(244.8)	$1,890.0	$530.3

(1)	Includes reclassification of $60.8 million into Environmental Services comprised of $13.4 million from Solid Waste Canada and $47.4 million from Solid Waste USA.
(2)	Includes reclassification of $1.3 million into Environmental Services comprised of $0.3 million from Solid Waste Canada and $1.0 million from Solid Waste USA .
(3)	Includes reclassification of $59.5 million into Environmental Services comprised of $13.1 million from Solid Waste Canada and $46.4 million from Solid Waste USA.
(4)	Includes reclassification of $19.0 million into Environmental Services comprised of $3.8 million from Solid Waste Canada and $15.2 million from Solid Waste USA.

	Nine months ended September 30, 2024
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Solid Waste
Canada	$1,641.9	$(204.4)	$1,437.5	$427.4
USA	3,544.6	(414.5)	3,130.1	1,068.7
Solid Waste	5,186.5	(618.9)	4,567.6	1,496.1
Environmental Services	1,451.2	(142.7)	1,308.5	371.1
Corporate	—	—	—	(194.5)
	$6,637.7	$(761.6)	$5,876.1	$1,672.7

	Nine months ended September 30, 2023
	Gross Revenue(1)	Intercompany Revenue(2)	Revenue(3)	Adjusted EBITDA(4)
Solid Waste
Canada	$1,513.2	$(195.2)	$1,318.0	$363.9
USA	3,438.2	(389.3)	3,048.9	977.8
Solid Waste	4,951.4	(584.5)	4,366.9	1,341.7
Environmental Services	1,385.3	(119.5)	1,265.8	352.6
Corporate	—	—	—	(182.8)
	$6,336.7	$(704.0)	$5,632.7	$1,511.5

(1)	Includes reclassification of $177.2 million into Environmental Services comprised of $34.2 million from Solid Waste Canada and $143.0 million from Solid Waste USA.
(2)	Includes reclassification of $3.1 million into Environmental Services comprised of $0.3 million from Solid Waste Canada and $2.8 million from Solid Waste USA.
(3)	Includes reclassification of $174.1 million into Environmental Services comprised of $33.9 million from Solid Waste Canada and $140.2 million from Solid Waste USA.
(4)	Includes reclassification of $59.0 million into Environmental Services comprised of $7.1 million from Solid Waste Canada and $51.9 million from Solid Waste USA.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The following table presents GFL’s reconciliation of net income (loss) to Adjusted EBITDA for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Net income (loss)	$110.6	$18.3	$(538.2)	$94.3
Add:
Depreciation of property and equipment	289.0	242.3	831.3	719.9
Amortization of intangible assets	110.9	106.9	330.2	379.7
Interest and other finance costs	169.8	137.2	509.7	466.7
Income tax expense (recovery)	20.5	(18.0)	(90.4)	178.8
(Gain) loss on foreign exchange	(68.1)	46.9	12.2	(4.6)
Gain on sale of property and equipment	(2.4)	(6.7)	(4.3)	(13.1)
Mark-to-market loss on Purchase Contracts	—	—	—	104.3
Share of net (income) loss of investments accounted for using the equity method(1)	(12.2)	(34.0)	13.8	48.9
Share-based payments	18.0	26.5	90.6	56.7
Loss (gain) on divestiture	0.5	—	494.6	(580.5)
Transaction costs	7.0	22.3	29.3	63.9
Acquisition, rebranding and other integration costs	2.0	3.8	4.3	14.0
Founder/CEO remuneration(2)	5.4	—	15.6	—
Other	(25.1)	(15.2)	(26.0)	(17.5)
Adjusted EBITDA	$625.9	$530.3	$1,672.7	$1,511.5

(1)	Excludes share of net income of investments accounted for using the equity method for RNG projects.
(2)	Consists of cash payment to the Founder and CEO, which payment had been satisfied through the issuance of restricted share units in the nine months ended September 30, 2023 as reflected in “All Other Compensation” in the 2024 Management Information Circular.

Goodwill and indefinite life intangible assets by operating segment

The carrying amount of goodwill and indefinite life intangible assets allocated to the operating segments is as follows:

	September 30, 2024	December 31, 2023
Solid Waste
Canada	$2,096.7	$2,091.7
USA	5,403.1	5,601.7
Environmental Services	1,101.4	1,058.1
	$8,601.2	$8,751.5

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

12.	SHAREHOLDER'S CAPITAL

Authorized capital

GFL’s authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares (“MVS”), (iii) an unlimited number of preferred shares, issuable in series, (iv) 28,571,428 Series A perpetual convertible preferred shares (the “Series A Preferred Shares”) and (v) 8,196,721 Series B perpetual convertible preferred shares (the “Series B Preferred Shares”). The Series A Preferred Shares and Series B Preferred Shares are collectively referred to as the “Preferred Shares”.

Normal course issuer bid

On May 10, 2023, the Toronto Stock Exchange accepted GFL’s notice of intention to renew its normal course issuer bid (“NCIB”) during the twelve-month period commencing on May 12, 2023 and ending May 11, 2024. Under the NCIB, a maximum of 17,867,120 subordinate voting shares were available to be repurchased by GFL. During the three and nine months ended September 30, 2024 and September 30, 2023, GFL did not repurchase any subordinate voting shares under the NCIB. GFL did not renew the NCIB on its expiration.

Share issuances and cancellations

The following table presents GFL’s share capital for the periods indicated:

	Subordinate voting shares	Multiple voting shares	Preferred shares	Total
Balance, December 31, 2023	359,349,904	11,812,964	36,768,149	407,931,017
Converted from share options	119,003	—	—	119,003
Converted from RSUs	2,288,141	—	—	2,288,141
Converted from preferred shares into subordinate voting shares	19,813,579	—	(18,169,557)	1,644,022
Cancelled during the year	(531)	—	—	(531)
Balance, September 30, 2024	381,570,096	11,812,964	18,598,592	411,981,652

On March 5, 2024, 3,604,014 Series A Preferred Shares were converted into 3,813,579 subordinate voting shares at the conversion price of US$25.18. On September 12, 2024, 14,565,543 Series A Preferred Shares were converted into 16,000,000 subordinate voting shares at the conversion price of US$25.18.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Share options, restricted share units (“RSUs”), deferred share units (“DSUs”) and performance share units (“PSUs”)

Share options

The number of share options held by certain executives with their average exercise price per option are summarized below:

	Options	Weighted average exercise price (US$)
Share options outstanding, December 31, 2023	22,278,582	$32.59
Granted	500,000	43.31
Exercised	(245,540)	19.00
Share options outstanding, September 30, 2024	22,533,042	$32.98
Vested share options, September 30, 2024	11,814,178	$32.31

On September 7, 2024, 500,000 share options were granted. Of the total share options granted, 412,500 share options vest on September 7, 2027 and 87,500 share options vest on September 7, 2029. The share options will expire on September 7, 2034. The total grant date fair value of the issued share options is US$5.2 million, calculated using Black-Scholes option valuation model.

For the three and nine months ended September 30, 2024, there were no share options cancelled, expired or forfeited.

For the three and nine months ended September 30, 2024, the total compensation expense related to share options amounted to $1.5 million and $10.1 million ($4.2 million and $14.3 million for the three and nine months ended September 30, 2023).

RSUs, DSUs and PSUs

The following table presents GFL’s summary of the RSUs and DSUs for the periods indicated:

	RSUs	Grant date fair value (US$)	DSUs	Grant date fair value (US$)
Outstanding, December 31, 2023	2,311,761	$30.74	90,533	$30.02
Granted	1,895,526	36.90	16,522	34.51
Settled	(2,286,539)	32.63	—	—
Forfeited	(54,607)	31.57	—	—
Outstanding, September 30, 2024	1,866,141	$34.66	107,055	$30.71
Expected to vest, September 30, 2024	1,641,035	$34.88	107,055	$30.71

For the three months ended September 30, 2024, there were no RSUs or DSUs cancelled.

For the three and nine months ended September 30, 2024, the total compensation expense related to RSUs amounted to $16.5 million and $79.7 million ($22.0 million and $41.5 million for the three and nine months ended September 30, 2023).

For the three and nine months ended September 30, 2024, the total compensation expense related to DSUs amounted to $nil and $0.8 million ($0.3 million and $0.9 million for the three and nine months ended September 30, 2023).

As at September 30, 2024, no PSUs have been issued.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

13.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents net change in non-cash working capital of GFL for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Effects of changes in
Accounts payable and accrued liabilities	$(27.2)	$46.0	$26.7	$(40.5)
Trade and other receivables, net	(30.9)	(36.9)	(152.0)	(50.3)
Prepaid expenses and other assets	19.7	3.8	(43.0)	(78.8)
Changes in non-cash working capital items	$(38.4)	$12.9	$(168.3)	$(169.6)

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

GFL’s financial instruments consist of cash, trade accounts receivable, trade accounts payable and long-term debt, including related hedging instruments.

Fair value measurement

The carrying value of GFL’s financial assets approximate their fair values. The carrying value of GFL’s financial liabilities approximate their fair values with the exception of GFL’s outstanding U.S. dollar secured and unsecured notes (the “Notes”). The fair value hierarchy for these instruments are as follows for the periods indicated:

	September 30, 2024
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$7,489.2	$7,443.3	$—	$7,443.3	$—

	December 31, 2023
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$7,337.4	$7,087.5	$—	$7,087.5	$—

GFL uses a discounted cash flow model incorporating observable market data, such as foreign currency forward rates, to estimate the fair value of its Notes. Certain leases, other loans and amounts due to related parties do not bear interest or bear interest at an amount that is not stated at fair value.

Net derivative instruments are recorded at fair value and classified within Level 2.

Financial risk management objectives

There were no changes to the financial risk management policies disclosed in the Annual Financial Statements.

On June 6, 2024, GFL entered into a cross-currency interest rate swap instrument on the 6.625% 2032 Notes fixing the interest rate at 6.101% and the foreign exchange rate at 1.3652. The instrument expires on April 1, 2029.

On June 17, 2024, GFL terminated the cross-currency interest rate swap instruments on the 4.250% 2025 Secured Notes and 4.750% 2029 Notes.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

15.	COMMITMENTS

Letters of credit

As at September 30, 2024, GFL had letters of credit totaling approximately $266.2 million outstanding ($236.1 million as at December 31, 2023), which are not recognized in the Interim Financial Statements. Interest expense in connection with these letters of credit was $1.5 million and $4.0 million for the three and nine months ended September 30, 2024 ($1.3 million and $3.9 million for the three and nine months ended September 30, 2023).

Performance bonds

As at September 30, 2024, GFL had issued performance bonds totaling $1,815.2 million ($1,681.7 million as at December 31, 2023).

16.	RELATED PARTY TRANSACTIONS

After the payment of the semi-annual instalment of $2.9 million, the remaining principal outstanding on the note payable to Sejosa Holdings Inc. (an entity controlled by Patrick Dovigi) was $2.9 million as at September 30, 2024 ($8.7 million as at December 31, 2023).

For the three and nine months ended September 30, 2024, GFL paid $2.6 million and $7.7 million ($2.4 million and $6.4 million for the three and nine months ended September 30, 2023) in aggregate lease payments to related parties.

For the three and nine months ended September 30, 2024, GFL entered into transactions with Green Infrastructure Partners Inc. (“GIP”) which resulted in revenue of $8.9 million and $23.9 million ($6.3 million and $18.3 million for the three and nine months ended September 30, 2023) and net receivables of $1.4 million as at September 30, 2024 ($10.9 million as at December 31, 2023).

On March 26, 2024, GFL entered into a limited guarantee of GIP’s obligation to satisfy certain covenants under its revolving credit facility up to a maximum liability of $25.0 million.

17.	DIVESTITURES

During the nine months ended September 30, 2024, GFL divested certain assets for aggregate proceeds of $69.5 million, and a resulting loss on divestiture of $494.6 million.

The divested assets were a portion of the assets included in a geographic region within GFL’s Solid Waste USA segment and did not meet the criteria to be classified as discontinued operations as they do not represent a major line of business or geographical area of operations.

GFL Environmental Inc. - Notes to the Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

18.	SUBSEQUENT EVENTS

On October 8, 2024, GFL participated in the issuance of US$210.0 million aggregate principal amount of Solid Waste Disposal Revenue Bonds at 4.375% issued by Florida Development Finance Corporation. The bonds have an initial mandatory tender date of October 1, 2031. Florida Development Finance Corporation loaned the proceeds of the bonds to a subsidiary of GFL to finance or refinance certain solid waste disposal facilities located in the State of Florida. The loan is an unsecured obligation that is guaranteed by GFL and certain of its subsidiaries.

On October 31, 2024, GFL completed a reorganization with certain entities controlled by Patrick Dovigi. Immediately prior to the reorganization, entities controlled by Patrick Dovigi beneficially owned 11,812,964 MVS representing 100% of the issued and outstanding MVS. Upon completion of the reorganization, entities controlled by Patrick Dovigi directly owned 11,812,964 MVS, representing 100% of the issued and outstanding MVS. The reorganization did not result in any changes to the number of MVS issued and outstanding.